UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

13 April 2023

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DIAGEO PLC ANNOUNCES INTENTION TO SEEK VOLUNTARY DELISTINGS
FROM EURONEXT PARIS AND EURONEXT DUBLIN

13 April 2023, London - Today, Diageo plc ("Diageo") announces that it intends to submit applications for the delisting of its ordinary shares (ISIN: GB0002374006) from each of Euronext Paris and Euronext Dublin.

The decision by Diageo to delist was taken following a review of the trading volumes, costs and administrative requirements related to its listings on Euronext Paris and Euronext Dublin.

The delisting of Diageo's ordinary shares from Euronext Paris is subject to the approval of the board of directors of Euronext Paris and the delisting of Diageo's ordinary shares from Euronext Dublin is subject to the approval of Euronext Dublin. The delistings will not have any impact on Diageo's day-to-day operations in France or Ireland.

It is anticipated that Diageo's delisting from Euronext Paris will take effect on or around 26 May 2023 and that Diageo's delisting from Euronext Dublin will take effect on or around 30 May 2023, subject to the approval of Euronext Paris and Euronext Dublin respectively.

Diageo's listings on the London Stock Exchange (DGE) and the New York Stock Exchange (DEO) will not be impacted by the delistings from Euronext Paris and Euronext Dublin.

Investors whose shares are listed on Euronext Paris or Euronext Dublin are encouraged to consult with their own investment advisers as to how the delistings may affect them. Additional information about the delistings can also be found on Diageo's website at www.diageo.com.

Further announcements will be made in due course as required.

Enquiries:

Media relations Diageo Global Press Office	+44 (0) 7803 856 200 press@diageo.com
Investor relations	Investor.relations@diageo.com
Durga Doraisamy	+44 (0) 7902 126906
Andrew Ryan	+44 (0) 7803 854842

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company whose products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

LEI Number: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 13 April 2023

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary